SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of April 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated June 1, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: August 31, 2004

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Signal Processing Appoints Peter Roberts as Director,
Sam Znaimer to retire

Burnaby, B.C., Canada — August 9, 2004 — Mr. Irving Ebert, Chair of the Board of Directors of Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY), today announced the appointment of Peter W. Roberts to the Company’s Board of Directors and as the Chair of its Audit and Governance Committee.

“I am pleased to welcome Peter to the Board,” said Mr. Ebert. “Peter brings to Spectrum a breadth of inter-national business experience as well as a strong background in corporate finance, public company accounting and corporate governance.”

Mr. Roberts recently retired from his role as Chief Financial Officer of Sierra Wireless, Inc., a Vancouver-based company listed on the NASDAQ and TSX exchanges. Prior to joining Sierra Wireless, Inc. in 1999, Mr. Roberts served in senior financial roles over a fifteen-year period with Service Corporation UK plc, The Loewen Group Inc., Overwaitea Foods and Sydney Development Corporation. Prior to this, Mr. Roberts practiced a decade in public accounting. Mr. Roberts holds Certified Public Accountant and Chartered Accountant designations and was recently appointed to the Council of the Institute of Chartered Accountants of British Columbia.

“I’ve considered numerous opportunities to join public company boards since my retirement earlier this year,” said Mr. Roberts. “I accepted the invitation to join Spectrum’s board based on its leadership from both a corporate governance and an executive management perspective. Equally important, I believe that Spectrum, having returned to profitability, is ideally positioned to build on its focused defense business.”

Peter Roberts’ appointment follows the retirement of Samuel Znaimer from Spectrum’s Board of Directors.

Mr. Znaimer said, “It’s been a delight working with Spectrum’s management team and Board. After 14 years on Spectrum’s Board, and with the company profitable and firmly commanding a leadership position in the software defined radio arena, it’s time for me to move along and focus my energies on younger, less mature, organizations. Peter Roberts will be a great addition to the Board and provide very qualified leadership for the Audit and Governance Committee”.

“I wish to thank Sam for his innumerable contributions to Spectrum’s Board, its Audit and Governance Committee and the company as a whole,” added Irving Ebert. “Sam has served on Spectrum’s Board of Directors since 1990 with exemplary diligence and commitment to the Company and its shareholders.”

Spectrum’s Board of Directors now consists of:

•	Irving Ebert, Independent Corporate Director

•	Andrew Harries, Senior Vice-President, Corporate Development, Sierra Wireless, Inc.

•	Jules Meunier, Independent Corporate Director

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•	Matthew Mohebbi, Vice-President and General Manager, Mobile Satellite Systems and International Marketing, Hughes Networks Systems, Inc.

•	Dr. Glen Myers, Founder and Chief Executive Officer, IP Fabrics, Inc.

•	Peter Roberts, Independent Corporate Director

•	Pascal Spothelfer, President and Chief Executive Officer, Spectrum Signal Processing, Inc.

ABOUT SPECTRUM SIGNAL PROCESSING, INC.

Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, MD, provides applications engineering services and modified COTS platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

™ flexComm is a trademark of Spectrum Signal Processing, Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

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F O R  .  I M M E D I A T E  .  R E L E A S E

US Department of Defense Agency Selects Spectrum Signal
Processing SDR-3000™ for Mobile Signals Intelligence System

Columbia, MD — August 5, 2004 — Spectrum Signal Processing (USA), Inc., a subsidiary of Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY), today announced that an agency of the US Department of Defense has selected Spectrum’s SDR-3000 as the development and deployment platform for a mobile signals intelligence application. Initial field trials are expected to commence in the fourth quarter of 2004. Upon the conclusion of successful field trials, production shipments are expected to start in 2005. The total program value is estimated to be between $500,000 and $1,750,000.

“The key factors underlying our customer’s selection of an SDR-3000 based solution included our signals intelligence expertise, our leadership position in software reconfigurable solutions and our ability to perform rapid modifications to our standard product offering,” stated James P. Atkins, President of Spectrum Signal Processing (USA), Inc. “In short, we readily understood our customer’s requirements and quickly delivered a tailored solution.”

Mr. Atkins added, “This design-in is significant as it represents the first deployment of a light-weight, portable configuration of our SDR-3000 product in a compact 2U chassis. This allows Spectrum to serve additional applications in our targeted C4ISR markets.”

The SDR-3000 is comprised of a heterogeneous processing platform incorporating Xilinx™ FPGAs, IBM and Motorola PowerPC™ processors, and Texas Instruments DSPs. The SDR-3000 platform can also include an integrated radio frequency transceiver and analog input/output modules. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming, a Software Communications Architecture or SCA Core Framework (CF) to enable the set up and teardown of waveforms as mandated by the Joint Tactical Radio System Joint Program Office for all US military communications programs, Spectrum’s SCA board support package that enables the SCA CF to identify and manage the platform resources, and a POSIX-compliant real-time operating system with the associated board support package.

ABOUT SPECTRUM SIGNAL PROCESSING, INC.

Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, MD, provides applications engineering services and modified COTS platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing, Inc.
™ Xilinx is a trademark of Xilinx Inc.
™ PowerPC is a trademark of International Business Machines Corporation.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

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